SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In May 2016:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			19,211,405		0.1222	0.1222

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Conversion in ADRs	05	6,379	0.00000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	06	7,847	0.00000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	10	63,894	0.00000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	24	497	0.00000	0.00
			Total Conversion ADRs (Out)		78,617		0.00

Shares	Common	Direct with the Company	Exerc Options	04	82,350	2.03648	167,704.13
Shares	Common	Direct with the Company	Exerc Options	09	131,850	3.86096	509,067.58
Shares	Common	Direct with the Company	Exerc Options	11	55,550	2.03648	113,126.46
Shares	Common	Direct with the Company	Exerc Options	11	32,200	3.86096	124,322.91
Shares	Common	Direct with the Company	Exerc Options	20	54,225	9.35960	507,524.31
Shares	Common	Direct with the Company	Exerc Options	25	45,175	9.35960	422,819.93
Shares	Common	Direct with the Company	Exerc Options	27	59,750	2.03648	121,679.68
Shares	Common	Direct with the Company	Exerc Options	30	33,400	3.86096	128,956.06
Shares	Common	Direct with the Company	Exerc Options	30	30,125	9.35960	281,957.95
			Total Sell		524,625		2,377,159.01

Shares	Common	Direct with the Company	Plan of Shares Acquisition	04	190,557	19.60	3,734,917.20
Shares	Common	Direct with the Company	Plan of Shares Acquisition	06	40,000	18.84	753,600.00
Shares	Common	Direct with the Company	Plan of Shares Acquisition	10	29,040	19.09	554,373.60
Shares	Common	Direct with the Company	Plan of Shares Acquisition	13	14,150	18.76	265,454.00
Shares	Common	Direct with the Company	Plan of Shares Acquisition	18	43,385	18.40	798,284.00
Shares	Common	Direct with the Company	Plan of Shares Acquisition	19	503,589	18.60	9,366,755.40
Shares	Common	Direct with the Company	Plan of Shares Acquisition	24	2,410	18.69	45,042.90
Shares	Common	Direct with the Company	Plan of Shares Acquisition	25	22,278	18.98	422,836.44
Shares	Common	Direct with the Company	Plan of Shares Acquisition	30	63,525	19.15	1,216,503.75
			Total Buy		908,934		17,157,767.29

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			19,517,097		0.1242	0.1242

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In May 2016:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price USD	Volume (USD) (3)
ADR (*)	Common	Direct with the Company	Conversion in ADRs	05	6,379	0.00000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	06	7,847	0.00000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	10	63,894	0.00000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	24	497	0.00000	0.00
			Total Conversion ADRs (In)		78,617		0.00
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	05	16,246	5.35	86,916.20
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	06	20,253	5.33	107,948.96
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	10	39,956	5.43	216,963.42
			Total Buy		76,455		411,828.58
ADR (*)	Common	Direct with the Company	Exerc Options	05	22,625	3.841600	86,916.20
ADR (*)	Common	Direct with the Company	Exerc Options	06	28,100	3.841600	107,948.96
ADR (*)	Common	Direct with the Company	Exerc Options	10	103,850	2.089200	216,963.42
ADR (*)	Common	Direct with the Company	Bonus	24	497	5.053162	2,511.42
			Total Sell		155,072		414,340.00

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

1.       When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

2.       Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

3.       Quantity multiplied by price.

(*) Each ADR is equivalent to 1 (one) share.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer